02015606

TATA

RECD S.E.C.
MAR 1 2002
080

Fax Nos.2723121/2037/2041/3719/2039

The Stock Exchange, Mumbai
First Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

Kind Attn: Corporate Relationship Department

February 27, 2002
Sc-hks\16239

SUPPL

Dear Sirs,

Re : Financial Restructuring - Convening of an Extraordinary General Meeting and General Meeting of holders of fully Convertible Debentures

Further to our letter no.Sc-hns/16203 dated February 20, 2002 and pursuant to clause 36 of the Listing Agreement with the stock exchanges, kindly be informed that an Extraordinary General Meeting of the Company has been convened on Wednesday, March 27, 2002 at 10.00 a.m. to consider the proposal on financial restructuring and reduction of share capital under the provision of Section 78 read together with Section 100 of the Companies Act, 1956. The said Extraordinary General Meeting will be followed by a meeting of the holders of the fully Convertible Debentures of the Company at 11.30 a.m.

A copy of the notice sent to the members and holders of the fully Convertible Debentures is enclosed.

Yours faithfully,
Tata Engineering and Locomotive Co. Ltd.

H K Sethna
Company Secretary

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

Encl:

cc : **Corporate Relationship Departments** — **Fax Nos.**

Corporate Relationship Departments	Fax Nos.
National Stock Exchange of India Limited	022-6598237/8
Pune Stock Exchange Limited	020-446 0082
Bangalore Stock Exchange Limited	080-299 5242
The Delhi Stock Exchange Association Limited	011-329 2181/329 2176

Ludhiana Stock ExchangeAssociation Limited	0161-404 748
The Cochin Stock Exchange Limited	0484-400 330
Calcutta Stock Exchange Association Limited	033-220 2514/210 4492
The Uttar Pradesh Stock ExchangeAssociation Ltd	0512-293 175
Madhya Pradesh Stock Exchange	0731-432 849
The Madras Stock Exchange Limited	044-524 4897
The Hyderabad Stock Exchange Limited	040-322 0804
The Stock Exchange, Ahmedabad	079-630 8877
Bourse de Luxembourg, Luxembourg	00-35247-992579/2984
Citibank N.A, New York	001(212)-825-5398
Securities and Exchange Commission, Washington	001-202-942-9634

TATA

Tata Engineering and Locomotive Company Limited

NOTICE

NOTICE IS HEREBY GIVEN THAT THE EXTRAORDINARY GENERAL MEETING OF TATA ENGINEERING AND LOCOMOTIVE COMPANY LIMITED will be held on Wednesday, March 27, 2002 at 10 a.m. at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020 to transact the following business :-

1. To consider and, if thought fit, to pass with or without modification, the following resolution as a Special Resolution:-

   "RESOLVED that pursuant to Section 31 and all other applicable provisions, if any, of the Companies Act, 1956, the Articles of Association of the Company be altered as follows:

   In Article 199(1) —

   (a) For the words "Share Premium Account" the words "Securities Premium Account" shall be substituted.

   (b) The following new proviso shall be added :

   'Provided further that notwithstanding anything contained hereinabove, any amounts standing to the credit of the Securities Premium Account may also be utilised (other than for Capitalisation), in accordance with the provisions of law.'"

2. To consider and, if thought fit, to pass with or without modification, the following resolution as a Special Resolution:-

   "RESOLVED that pursuant to the provisions of Sections 78 , 100 and other applicable provisions, if any, of the Companies Act, 1956, Articles 68 and 199 of the Articles of Association of the Company and subject to the confirmation of the Hon'ble High Court of Judicature at Mumbai, an amount not exceeding Rs.1,180 crores out of the balance standing in the Securities Premium Account of the Company be utilised for adjustment of the balance of Miscellaneous Expenditure (to the extent not written off or adjusted) as at December 31, 2001 and accretions thereto during the period January 1, 2002 to March 31, 2002; balance as at December 31, 2001 of certain assets included under the head 'Capital Work in Progress' and variations, if any, of such balance during the period January 1, 2002 to March 31, 2002; and the diminution, other than temporary, in the value of certain financial investments.

   "RESOLVED FURTHER that for the purpose of giving effect to the above Resolution and for removal of any difficulties or doubts, the Board of Directors of the Company (hereinafter referred to as 'the Board' which term shall be deemed to include any Committee or any person which the Board may nominate/constitute to exercise its powers, including the powers conferred under this Resolution) be and is hereby authorised to do all such acts, deeds, matters and things as it may, in

its absolute discretion, deem necessary, expedient, usual or proper and to settle any question or difficulty that may arise with regard to utilisation/ adjustment of the Securities Premium Account including passing of such accounting entries and/or making such other adjustments in the books of account as considered necessary to give effect to the above Resolution or to carry out such modifications /directions as may be ordered by the Hon'ble High Court of Judicature at Mumbai to implement the aforesaid Resolution."

3. To consider and, if thought fit, to pass with or without modification, the following resolution as a Special Resolution :-

"RESOLVED that in accordance with the provisions of Sections 269, 309, 311 and other applicable provisions, if any, of the Companies Act, 1956, and subject to the approval of the Central Government, if necessary, the Company hereby approves of the appointment and terms of remuneration of Mr P P Kadle as a Whole-time Director for a period of 5 years with effect from October 31, 2001 upon the terms and conditions as set out below and in the draft Agreement submitted to this meeting and initialled by the Chairman for the purpose of identification, which Agreement is hereby specifically sanctioned with liberty to the Board of Directors or a Committee thereof, to alter and vary the terms and condition of the said appointment and/or Agreement in such manner as may be agreed to between the Directors and Mr Kadle ("the appointee") :-

i. Remuneration :

a. Salary : In the scale of Rs.70,000/- - Rs.2,00,000/- per month with authority to the Board, which expression shall include a Committee thereof, to fix his salary within the above scale from time to time. The annual increment will be merit based and take into account the Company's performance.

b. Incentive Remuneration : Upto 200% of salary to be paid at the discretion of the Board annually, based on certain performance criteria.

c. Commission : Such remuneration by way of commission, in addition to the salary, incentive remuneration, if any, and perquisites and allowances payable, calculated with reference to the net profits of the Company in a particular financial year, as may be determined by the Board of Directors of the Company at the end of each financial year, subject to the overall ceilings stipulated in Sections 198 and 309 of the Act. The specific amount payable to the appointee will be based on certain performance criteria to be laid down by the Board and will be payable annually after the Annual Accounts have been approved by the Board of Directors and adopted by the Members.

d. Perquisites and allowances : In addition to the salary, incentive remuneration, if any, and commission payable, the appointee shall also be entitled to perquisites and allowances like accommodation (furnished or otherwise) or house rent allowance in lieu thereof; house maintenance allowance, together with reimbursement of expenses or allowances for utilities such as gas, electricity, water, furnishings, repairs, servants salaries, society charges and property tax; medical reimbursement, medical/accident insurance, leave travel concession for himself and his family; club fees and such other perquisites and allowances; in accordance with the rules of the Company or as may be agreed to by the Board of Directors and the appointee; such perquisites and allowances will be subject to a maximum of 125% of his annual salary.

— For the purposes of calculating the above ceiling, perquisites and allowances shall be evaluated as per Income-tax Rules, wherever applicable. In the absence of any such Rules, perquisites and allowances shall be evaluated at actual cost.

— Provision for use of Company's car for official duties and telephone at residence shall not be included in the computation of perquisites and allowances for the purpose of calculating the said ceiling.

— Company's contribution to Provident Fund and Superannuation Fund or Annuity Fund, to the extent these either singly or together are not taxable under the Income-tax Act, Gratuity payable as per the rules of the Company and encashment of leave at the end of the tenure shall not be included in the computation of limits for the remuneration or perquisites aforesaid.

ii. Minimum Remuneration : Notwithstanding anything to the contrary herein contained, where in any financial year, the profits are inadequate, the Company will pay remuneration for a period not exceeding 3 years by way of salary, incentive remuneration, perquisites and allowances as specified above."

4. To consider and, if thought fit, to pass with or without modification, the following resolution as a Special Resolution :-

"RESOLVED that in accordance with the provisions of Sections 269, 309, 311 and other applicable provisions, if any, of the Companies Act, 1956, and subject to the approval of the Central Government, if necessary, the Company hereby approves of the appointment and terms of remuneration of Dr V Sumantran as a Whole-time Director for a period of 5 years with effect from November 12, 2001 upon the terms and conditions as set out below and in the draft Agreement submitted to this meeting and initialled by the Chairman for the purpose of identification, which Agreement is hereby specifically sanctioned with liberty to the Board of Directors or a Committee thereof, to alter and vary the terms and conditions of the said appointment and/or Agreement in such manner as may be agreed to between the Directors and Dr Sumantran ("the appointee") :-

i. Remuneration :

a. Salary : In the scale of Rs.70,000/- - Rs.2,00,000/- per month with authority to the Board, which expression shall include a Committee thereof, to fix his salary within the above scale from time to time. The annual increment will be merit based and take into account the Company's performance.

b. Incentive Remuneration : Upto 200% of salary to be paid at the discretion of the Board annually, based on certain performance criteria.

c. Commission : Such remuneration by way of commission, in addition to the salary, incentive remuneration, if any, and perquisites and allowances payable, calculated with reference to the net profits of the Company in a particular financial year, as may be determined by the Board of Directors of the Company at the end of each financial year, subject to the overall ceilings stipulated in Sections 198 and 309 of the Act. The specific amount payable to the appointee will be based on certain performance criteria to be laid down by the Board and will be payable annually after the Annual Accounts have been approved by the Board of Directors and adopted by the Members.

d. Perquisites and allowances : In addition to the salary, incentive remuneration, if any, and commission payable, the appointee shall also be entitled to perquisites and allowances like accommodation (furnished or otherwise) or house rent allowance in lieu thereof; house maintenance allowance, together with reimbursement of expenses or allowances for utilities such as gas, electricity, water, furnishings, repairs, servants salaries, society charges and property tax; medical reimbursement, medical/accident insurance, leave travel concession for himself and his family; club fees and such other perquisites and allowances; in accordance with the rules of the Company or as may be agreed to by the Board of Directors and the appointee; such perquisites and allowances will be subject to a maximum of 125% of his annual salary.

— For the purposes of calculating the above ceiling, perquisites and allowances shall be evaluated as per Income-tax Rules, wherever applicable. In the absence of any such Rules, perquisites and allowances shall be evaluated at actual cost.

- Provision for use of Company's car for official duties and telephone at residence shall not be included in the computation of perquisites and allowances for the purpose of calculating the said ceiling.
- Company's contribution to Provident Fund and Superannuation Fund or Annuity Fund, to the extent these either singly or together are not taxable under the Income-tax Act, Gratuity payable as per the rules of the Company and encashment of leave at the end of the tenure shall not be included in the computation of limits for the remuneration or perquisites aforesaid.

ii. Minimum Remuneration : Notwithstanding anything to the contrary herein contained, where in any financial year the profits are inadequate, the Company will pay remuneration for a period not exceeding 3 years by way of salary, incentive remuneration, perquisites and allowances as specified above."

5. To consider and, if thought fit, to pass with or without modification, the following resolution as a Special Resolution :-

"RESOLVED that in accordance with the provisions of Sections 269, 309, 310, 311 and other applicable provisions, if any, of the Companies Act, 1956, the Company hereby approves, in partial modification of Resolution No.7 passed at the Annual General Meeting of the Company held on August 14, 2001, the revised terms and conditions of the appointment of Mr Ravi Kant with effect from January 16, 2002 as set out below and in the draft Agreement submitted to this Meeting and initialled by the Chairman for the purpose of identification, which Agreement is hereby specifically sanctioned with liberty to the Board of Directors or a Committee thereof, to alter and vary the terms and conditions of the said appointment and / or Agreement, in such manner as may be agreed to between the Directors and Mr Kant ("the appointee") :-

i. Remuneration :

a. Salary : In the scale of Rs.70,000/- - Rs.2,00,000/- per month with authority to the Board, which expression shall include a Committee thereof, to fix his salary within the above scale from time to time. The annual increment will be merit based and take into account the Company's performance.

b. Incentive Remuneration : Upto 200% of salary to be paid at the discretion of the Board annually, based on certain performance criteria.

c. Commission : Such remuneration by way of commission, in addition to the salary, incentive remuneration, if any, and perquisites and allowances payable, calculated with reference to the net profits of the Company in a particular financial year, as may be determined by the Board of Directors of the Company at the end of each financial year, subject to the overall ceilings stipulated in Sections 198 and 309 of the Act. The specific amount payable to the appointee will be based on certain performance criteria to be laid down by the Board and will be payable annually after the Annual Accounts have been approved by the Board of Directors and adopted by the Members.

d. Perquisites and allowances : In addition to the salary, incentive remuneration, if any, and commission payable, the appointee shall also be entitled to perquisites and allowances like accommodation (furnished or otherwise) or house rent allowance in lieu thereof; house maintenance allowance, together with reimbursement of expenses or allowances for utilities such as gas, electricity, water, furnishings, repairs, servants salaries, society charges and property tax; medical reimbursement, medical/accident insurance, leave travel concession for himself and his family; club fees and such other perquisites and allowances; in accordance with the rules of the Company or as may be agreed to by the Board of Directors and the appointee; such perquisites and allowances will be subject to a maximum of 125% of his annual salary.

— For the purposes of calculating the above ceiling, perquisites and allowances shall be evaluated as per Income-tax Rules, wherever applicable. In the absence of any such Rules, perquisites and allowances shall be evaluated at actual cost.

— Provision for use of Company's car for official duties and telephone at residence shall not be included in the computation of perquisites and allowances for the purpose of calculating the said ceiling.

— Company's contribution to Provident Fund and Superannuation Fund or Annuity Fund, to the extent these either singly or together are not taxable under the Income-tax Act, Gratuity payable as per the rules of the Company and encashment of leave at the end of the tenure shall not be included in the computation of limits for the remuneration or perquisites aforesaid.

ii. Minimum Remuneration : Notwithstanding anything to the contrary herein contained, where in any financial year the profits are inadequate, the Company will pay remuneration for a period not exceeding 3 years by way of salary, incentive remuneration, perquisites and allowances as specified above."

NOTES:

(a) The relative Explanatory Statements pursuant to Section 173 of the Companies Act, 1956, in respect of the business under items 1 to 5 set out above are annexed hereto.

(b) A MEMBER ENTITLED TO ATTEND AND VOTE IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND THE PROXY NEED NOT BE A MEMBER.

By Order of the Board of Directors

RATAN N TATA
CHAIRMAN

Mumbai, February 20, 2002

Registered Office :
Bombay House,
24, Homi Mody Street,
Mumbai - 400 001.

EXPLANATORY STATEMENTS

The following Explanatory Statements, pursuant to Section 173 of the Companies Act, 1956, set out all material facts relating to the business mentioned at Item Nos.1 to 5 in the accompanying Notice dated February 20, 2002.

2 **Item Nos.1 & 2:** The Company, which is in the automotive products business, has continuously taken initiatives to restructure its operations with a view to keeping abreast of global trends for its products and technologies and thereby improve its financial performance. Some of the initiatives taken towards this objective include divestment from non-core operations, rightsizing of workforce, benchmarking and achievement of world-class quality in its products and processes, significant improvement in net working capital and cost reduction. These initiatives have helped the Company reduce its expense base by about Rs. 450 crores over the last 21 months. In the process, the Company has been successful in improving its financial performance, with an operating margin of 8.5% in the third quarter of the current financial year, as against 4.4% in the corresponding quarter of the previous year.

3 In further pursuance of these operating initiatives, it is necessary that the Company also undertake a scheme for financial restructuring so as to further reduce its overall capital employed and operate with a leaner balance sheet base. The Company had, *inter alia*, incurred expenditure on product/process innovations and development, IT solutions and new operating systems, toolings and Early Separation Schemes. As the benefits from these expenses were expected to accrue only over a period of time these would, in the normal course, get written off/amortised against the profits/losses arising from the operations of future years. To the extent these expenses were carried forward, they were classified under the head "Miscellaneous Expenditure (to the extent not written off or adjusted)".

The Company has also incurred capital expenditure on certain assets that are currently not used and/or are not expected to be used in future and therefore not expected to add economic value in the foreseeable future. Some of the factors that necessitate a reconsideration for the utilisation of these assets are technology changes, product changes, market trends and shift in customer preferences.

The Company considers it prudent to align certain financial investments to reflect their true and fair value. The Company has made an investment which is unlikely, in the long term, to provide the value at which it is currently carried in the books of account of the Company.

The balances of the above items in the aggregate as at December 31, 2001 with accretions/ variations expected in the last quarter of the current financial year are estimated not to exceed Rs. 1,180 crores as under:

Miscellaneous Expenditure	:	Rs. 933 crores
Capital Work in Progress	:	Rs. 215 crores
Diminution in value of investment	:	Rs. 32 crores

4 Having regard to the substantial amount of Rs. 1,702.02 crores standing to the credit of the Securities Premium Account as on March 31, 2001 and in accordance with the provisions of Section 78 read with Section 100 of the Companies Act, 1956, the Board of Directors at their Meeting held on February 20, 2002, approved the application/utilisation of Securities Premium

Account for setting off the above amounts in the aggregate not exceeding Rs. 1,180 crores. The Balance Sheet as on March 31, 2002 will incorporate the above adjustments upon confirmation by the Hon'ble High Court of Judicature at Mumbai.

The Securities Premium Account, which will stand reduced to Rs. 522.02 crores with the proposed set-off, would increase to Rs. 873.82 crores as on March 31, 2002, on conversion of the fully Convertible Debentures recently issued by the Company.

5 The financial restructuring is expected to enhance shareholder value through improvement in future profitability and consequent increase in Earnings per Share and Return on Capital Employed. The restructuring will also help the Company to represent better its operational efficiency improvements in the future years and the true shareholder value. The restructuring would also not have any major impact on the Book Value of the Company's shares as, for all practical purposes, the Miscellaneous Expenditure is deducted from the Net Worth while computing the Book Value.

6 The restructuring will also not cause any prejudice to the creditors of the Company. For the sake of clarity, it is specified that the reduction of capital does not involve either the diminution of any liability in respect of unpaid capital or the payment to any shareholder of any paid-up capital. The creditors of the Company are in no way affected by the proposed restructuring of the Share Capital as there is no reduction in the amount payable to any of the creditors, no compromise or arrangement is contemplated with the creditors and also there is no significant reduction in the security which the creditors may have in the assets of the Company. In any case, the asset cover ratio as covenanted by the Company in various agreements with secured lenders would continue to be maintained even after the proposed restructuring. Further, the proposed adjustment would not in any way adversely affect the ordinary operations of the Company or the ability of the Company to honour its commitments or to pay its debts in the ordinary course of business.

7 In order to implement the above financial restructuring programme, the Company proposes to amend Article 199 of the Articles of Association as set out in the resolution at Item No. 1 to allow utilisation of the Securities Premium Account (which term is synonymous with Share Premium Account), for any other application as may be permitted by law.

8 Article 68 read with Article 199 (as amended) of the Articles of Association of the Company provide for the reduction in the capital of the Company and application/utilisation of the Securities Premium Account in accordance with the provisions of the Act.

9 The Resolution at Item No.2 is subject to the confirmation of the Hon'ble High Court of Judicature at Mumbai.

10 The Directors commend the Resolutions for acceptance by the Members.

11 None of the Directors of the Company may be deemed to be interested in the proposed Resolutions, except to the extent that the adjustment/set off pertain to expenses/investments relating to companies in which they may be directors.

12 **Item Nos.3 to 5** : The Board of Directors and the Remuneration Committee of Directors at their meetings held on October 31, 2001, appointed Mr P P Kadle as the Executive Director with immediate effect for a tenure of 5 years, in-charge of Finance and Corporate Affairs consequent upon the relinquishment of office by Mr F K Kavarana. At the said meetings, Dr V Sumantran was also appointed as the Executive Director, in-charge of the Engineering Research Centre and the Passenger Car Business Unit with effect from November 12, 2001 for a tenure of 5 years. The said appointments of Mr Kadle and Dr Sumantran, *inter alia*, include the payment of salary in the scale

of Rs.70,000/- to Rs.2,00,000/- per month. The said appointments are subject to the approval of the Members and the Central Government. As required under Section 302 of the Companies Act, 1956, an abstract was sent to the Members in November 2001 intimating them of the terms of the appointment. At the Annual General Meeting of the Company held on August 14, 2001, the Members had approved of the appointment of Mr Ravi Kant, Executive Director (Commercial Vehicle Business Unit) for a tenure of 5 years effective July 12, 2000 on the terms of remuneration which, *inter alia,* include the payment of salary in the scale of Rs.20,000/- to Rs.1,60,000/- per month.

13 The Department of Company Affairs has vide notification dated January 16, 2002, amended Schedule XIII to the Act, revising the limits for payment of managerial remuneration by companies in case of loss or inadequacy of profits in any financial year which, *inter alia,* requires the Members' approval for payment of managerial remuneration to managing and whole-time directors for a period not exceeding 3 years. Pursuant to the said notification, the Board of Directors at their meeting held on February 20, 2002 revised the terms and conditions of payment of remuneration of the Executive Directors by amending the minimum remuneration clause which would now provide for payment of minimum remuneration for a period not exceeding 3 years. At the said meeting, the salary scale for Mr Ravi Kant, Executive Director was also revised so as to bring uniformity in the salary scale of all the Executive Directors. For the sake of clarity, it may be noted that this change would not result in increase in remuneration of Mr Ravi Kant in the immediate future.

14 Besides the terms and conditions for payment of managerial remuneration as contained in the proposed resolution, the other main terms and conditions contained in the draft agreement(s) proposed to be entered into by the Company with the appointee(s) are given below:

(i) The appointee(s) shall carry out such duties as may be entrusted to him subject to the supervision and control of the Board of Directors.

(ii) The terms and conditions of the said appointment(s) and/or Agreement(s) may be altered and varied from time to time by the Board as it may, in its discretion, deem fit within the maximum amount payable to the appointee(s).

(iii) The Agreement(s) between the Company and the appointee(s) may be terminated by either party giving the other party six months' notice, or the Company paying six months' remuneration in lieu of the notice.

(iv) If at any time the appointee(s) ceases to be a Director of the Company for any cause whatsoever, he shall cease to be the Whole-time Director of the Company. If at any time the appointee(s) ceases to be in the employment of the Company for any cause whatsoever, he shall cease to be a Director of the Company. If at any time the appointee(s) ceases to be the Whole-time Director of the Company for any cause whatsoever, he shall cease to be a Director of the Company.

(v) The appointee(s) is appointed by virtue of his employment in the Company and his appointment is subject to the provisions of Section 283(1)(l) of the Act.

(vi) The appointee(s) shall not be entitled to supplement his earnings under the Agreement(s) with any buying or selling commission. He shall not also become interested or otherwise concerned directly or through his wife and/or minor children in any selling agency of the Company, without the prior approval of the Central Government.

15 Pursuant to Sections 198, 268, 269, 309, 311 and other applicable provisions of the Act, applications have been made to the Central Government seeking their approval for the appointment and payment of remuneration to the appointee(s). In compliance with the provisions of Section 269, 309 and other applicable provisions of the Act, the appointments of Mr Kadle and Dr Sumantran as also the revised terms of appointment of Mr Kant as per the terms and conditions contained in Item Nos.3 to 5 of the Notice and as per the draft agreements between the Company and the appointee(s) are now being placed before the Members in general meeting for their approval.

16 The draft Agreements between the Company and the appointee(s) are available for inspection by the Members of the Company at its Registered Office between 11.00 a.m. to 1.00 p.m. on any working day of the Company.

17 Mr Kadle, Dr Sumantran and Mr Kant are concerned or interested in Item Nos. 3 to 5 of the Notice.

18 This may be treated as an abstract of the draft Agreements between the Company and the appointee(s) pursuant to Section 302 of the Act.

Additional information relevant to the said appointments of Executive Directors as per Notification dated January 16, 2002 issued by the Department of Company Affairs and also under the Clause 49 of the Listing Agreement.

I. General Information:

(i) Nature of Industry: The Company is in the automobile industry.

(ii) Date or expected date of commencement of commercial production: The Company was incorporated on September 1, 1945 and started commercial production of automobile products on October 15, 1954.

(iii) In case of new companies, expected date of commencement of activities as per project approved by financial institutions appearing in the prospectus: Not Applicable

(iv) Financial performance based on given indicators - as per published audited financial results for the year ended March 31, 2001:

Particulars	**(Rupees in Crores)**
Turnover & Other Income	8164.22
Net Loss as per Profit & Loss A/c	(500.34)
Excess of Expenditure over Income in so far as such excess has not been deducted	(542.62)
Loss as computed under Section 309(5) read with Section 198	(1095.92)
Net Worth*	3253.78

* Miscellaneous expenses not written-off aggregating Rs.891.88 crores is not considered

(v) Export performance and foreign exchange earned for the financial year ended March 31, 2001: The Company's exports of 15917 vehicles and Rs.723 crores was 19% higher in volumes and

value terms as compared to the preceeding year. The Company's earnings in foreign exchange were Rs.725.31 crores for the financial year ended March 31, 2001.

(vi) Foreign investments or collaborations, if any: Not Applicable.

II. Information about the appointee(s):

(i) Background details : **Mr P P Kadle** aged 45, is an Hons. Graduate in Commerce and Accountancy from Mumbai University. He is also a Member of the Institute of Chartered Accountants of India, the Institute of Cost and Works Accountants of India and the Institute of Company Secretaries of India. He has wide experience with well known Indian companies in the fields of Management, Accountancy, Law, Finance and Treasury. Prior to joining the Company as Vice - President (Finance), Mr Kadle was with Tata IBM Limited as the Chief Financial Officer. (Total experience - 22 years)

Dr V Sumantran aged 44, holds a Bachelor of Technology degree in Aerospace Engineering from I.I.T., Chennai, a Masters degree in Aerospace Engineering from Princeton University, USA, a Ph. D in Aerospace Engineering from Virginia Tech., USA and a Masters degree in Management of Technology from Renssalaer Polytechnic Institute. Dr Sumantran has wide experience in product research, development and engineering. Prior to joining the Company, he was with General Motors, USA, for 15 years, which included his assignment with SAAB Automobile, Sweden as Director, Advanced Engineering. He is also currently the Chairman of the Engineering Meetings Boards of the Society of Automotive Engineers International. (Total experience - 17 years)

Mr Ravi Kant aged 57, holds a Bachelor of Technology degree from I.I.T., Kharagpur and a Masters degree in Science from the University of Aston, Birmingham, UK. Mr Kant has wide and varied experience in the manufacturing and marketing field, including in the automobile industry. Prior to joining the Company, he was with Philips India Limited as Director of the Consumers Electronics business, prior to which he had served with LML Limited as Senior Executive Director (Marketing) and Titan Watches Limited as Vice President (Sales & Marketing). Mr Kant was also employed with Kinetic Engineering Limited and Hawkins Cookers Limited. Besides being the Director of various companies, Mr Kant is also the Chairman of the Audit Bureau of Circulation and National Readership Survey Council as also on the governing Board of the Advertising Standards Council of India, and on the executive committee of Indian Society of Advertisers. (Total experience - 35 years)

(ii) Past Remuneration drawn :

Director	Total
During financial year 2000-01	Rs. in '000
Mr Ravi Kant	2162*
Mr P P Kadle	1748
Year 2001	US $ in '000
Dr V Sumantran	151

* does not include incentive remuneration of Rs.14.25 Lacs approved by the Remuneration Committee and Board of Directors on June 14, 2001 and the excess remuneration of Rs.1.96 lacs proposed to be paid on receipt of the Central Government's approval.

Notes: 1) Contributions to Provident Fund, Superannuation Fund and Gratuity Fund are excluded from the above remuneration

2) Past remuneration of Dr V Sumantran is drawn from his previous employment

(iii) Recognition & Awards/Achievements: Dr V Sumantran was the recipient of SAE Forrest R. McFarland Award (1996) as well as the AIAA "Outstanding Paper Award" for 1986; Paper Title : "Acoustic & Turbulence Influence on Stall Hysteresis". Mr Ravi Kant was nominated as the "Marketing Person of the Year" in 1995 by A&M Magazine.

(iv) Job Profile and suitability : **Mr P P Kadle** is the Executive Director (Finance and Corporate Affairs) since October 31, 2001, responsible for Finance and Corporate Affairs of the Company including Business Planning, Information Systems, Legal and Secretarial functions. **Dr V Sumantran** is the Executive Director (R & D and Passenger Car Business Unit) since November 12, 2001, responsible for Research and Development and product development, manufacturing, marketing, sales and profitability of the Passenger Car Business Unit. **Mr Ravi Kant** is the Executive Director (Commercial Vehicle Business Unit) since July 12, 2000, responsible for the product development, manufacturing, marketing, sales and profitability of the Commercial Vehicle Business Unit. All the Executive Directors are part of the Senior Management responsible for the operations and affairs of the Company pertaining to their respective areas. Taking into consideration their qualifications and expertise in relevant fields, the Executive Directors are best suited for the responsibilities currently assigned to them by the Board of Directors.

(v) Remuneration proposed:

Salary *	In the range of Rs.70,000/- to Rs.2,00,000/- per month
Incentive Remuneration	Upto 200% of salary to be paid at the discretion of the Board annually, based on certain performance criteria
Commission	At the discretion of the Board within the stipulated limits under the Act
Perquisites & Allowances #	Upto 125% of salary
Minimum Remuneration in case of inadequacy of profits during any financial year	Salary, incentive remuneration and perquisites and allowances as mentioned above but excluding commission

* Salary — for Mr P P Kadle effective from October 31, 2001 is Rs.1,10,000/- per month.
— for Dr V Sumantran effective from November 12, 2001 is Rs.1,37,500/- per month.
— for Mr Ravi Kant effective from April 1, 2001 is Rs.1,20,000/- per month.

Annual Increments are effective April 1, annually at the discretion of the Board / Remuneration Committee and are based on certain performance criteria.

Excludes Company's contribution to provident, superannuation and gratuity funds and leave encashment

(vi) Comparative remuneration profile with respect to industry, size of the Company, profile of the position and person (in case of expatriates the relevant details would be with respect to the country of his origin): Taking into consideration the size of the Company, the profile of the appointee(s), the responsibilities shouldered by them and the industry benchmarks, the remuneration proposed to be paid is commensurate with the remuneration packages paid to similar senior level appointees in other companies.

(vii) Pecuniary relationship directly or indirectly with the Company or relationship with the managerial personnel, if any: Besides the remuneration proposed, the Executive Directors do not have any other pecuniary relationship with the Company and its managerial personnel.

III. Other Information:

(i) Reasons for loss or inadequate profits: The year 2000-01 was the most difficult year in the Company's history. The automobile sector and, in particular, the Commercial Vehicle segment which has a direct correlation to the level of industrial activity, felt the greatest impact from the slowdown in the economy. The viability of the road transport industry was further impacted by the overall increase in vehicle prices resulting from the sales-tax rationalization, as also the increase in operating cost arising out of a significant increase in diesel prices during the year. The total market in the year for commercial vehicles shrank by 15.4% in numbers over the previous year amounting to a 38% reduction in market size (in numbers) from 1996-97, when the industry was at its peak. The Passenger Car industry also saw a decline of 8% after the high growth that had been experienced in the preceding year.

In line with the Industry trend, the Company's sales volume also dropped and coupled with a lower Other Income, resulted in Gross Profit (profit before interest, depreciation and amortisation) declining to Rs. 498 crores, a drop of 37% as compared to the preceding year(Rs.786 crores). Additionally, higher interest, amortisation of deferred expenditure and depreciation charges totalling to Rs.928 crores (Rs.844 crores in the preceding year), coupled with an extraordinary charge of Rs.70 crores (gain of Rs.134 crores in the preceding year), resulted in a loss of Rs.500 crores compared to a profit of Rs.75 crores in the preceding year.

(ii) Steps taken by the Company to improve performance: During the current year, the Company improved its performance by posting a significantly better operating profit of Rs.447.84 crores as against Rs.305.16 crores in the corresponding period in the previous year. This has been achieved through several operational initiatives including aggressive cost reductions, right sizing of work force, benchmarking of quality and processes, improvements in market share in some products like M&HCVs and passenger cars, which are elaborated hereunder:

a. The Company has introduced, both in commercial vehicles and passenger cars, several new products / variants and widened its product range to better address the domestic market as also to boost its exports.

b. Cost reduction initiatives taken by the Company yielded a savings of around Rs.300 crores during the year ended March 31, 2001 and during the current year till December 31, 2001, a savings of Rs.159 crores.

c. During the financial years 2000-01 and 2001-02, the Company implemented Early Separation Schemes for all its employees so as to right size the organisation which has resulted in reduction of nearly 5000 in the workforce of the Company – substantial savings on this account will be seen in the coming years.

d. The Company has also substantially reduced both capital expenditure as well as working capital and has undertaken several steps to reduce the cost of its borrowings.

e. The Company made a Rights Issue of Convertible Debentures and Non-Convertible Debentures aggregating around Rs.672 crores with detachable Warrants which was well received by the investors.

(iii) Expected increase in productivity and profits in measurable terms: The Company has significantly improved its performance in the current year as compared to the previous year. Relevant financial parameters stating the performance for the first nine months of the current year as compared to the corresponding period of the previous year and the financial year ended March 31, 2001 are given below:

Particulars	**Unaudited nine months ended December 31,**		**Year Ended March 31,2001**
	2001	**2000**	**(Audited)**
Vehicle Sales (in nos.)	120159	118193	170515
			(Rs. in Crores)
Net Sales / Income from operations	5832.13	5459.24	8077.81
Total Expenditure	5384.29	5154.08	7666.35
Operating Profit	447.84	305.16	411.46
Other Income	20.52	85.63	86.41
(Loss) / Profit After Tax	(216.27)	(353.79)	(500.34)

With the improved sales and operating margin, the Company expects to end the financial year 2001 - 02 with a significant improvement in its performance and a substantial reduction in its losses.

IV. Additional information (other than covered above) on Directors seeking appointment at the Extraordinary General Meeting pursuant to Clause 49 of the Listing Agreement with the Stock Exchanges:

Name of the Director	Expertise in specific functional areas	Directorships held in other companies (excluding foreign companies)	Memberships / Chairmanships of committees across public companies
Mr P P Kadle	As mentioned above	Tata Technologies Ltd Tata Cummins Ltd Tata Holset Ltd Concorde Motors Ltd Telco Dadajee Dhackjee Ltd Telco Construction Equipment Co Ltd HV Axles Ltd Sheba Properties Ltd Minicar (India) Ltd Tata Services Ltd	**Audit Committee** Tata Technologies Ltd Tata Cummins Ltd – Chairman Tata Holset Ltd – Chairman Telco Construction Equipment Co Ltd Concorde Motors Ltd HV Axles Ltd Sheba Properties Ltd **Remuneration Committee** Tata Technologies Ltd **Investors' Grievance Committee** Tata Engineering & Locomotive Co Ltd
Dr V Sumantran	As mentioned above	NIL	NIL

By Order of the Board of Directors

RATAN N TATA
CHAIRMAN

Mumbai, February 20, 2002.

Registered Office :
Bombay House,
24, Homi Mody Street,
Mumbai - 400 001

TATA ENGINEERING

Tata Engineering and Locomotive Company Limited

Registered Office: Bombay House, 24, Homi Mody Street, Mumbai - 400 001.

Attendance Slip

Members attending the Meeting in person or by Proxy are requested to complete the attendance slip and hand it over at the entrance of the meeting hall.

I hereby record my presence at the EXTRAORDINARY GENERAL MEETING of the Company at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai-400 020, at 10.00 a.m. on Wednesday, March 27, 2002.

....

Full name of the member (in block letters) Signature

Folio No.: .... DP ID No.* .... Client ID No.* ....

* Applicable for member holding shares in electronic form.

....

Full name of the proxy (in block letters) Signature

NOTES : 1. Member/Proxyholder wishing to attend the meeting must bring the Attendance Slip to the meeting.

2. Member/Proxyholder desiring to attend the meeting should bring his copy of the Notice for reference at the meeting.

TATA ENGINEERING

Tata Engineering and Locomotive Company Limited

Registered Office: Bombay House, 24, Homi Mody Street, Mumbai - 400 001.

Proxy

I/We ....

of .... in the district of .... being

a Member/Members of the above named Company, hereby appoint ....

.... of .... in the district of .... or failing

him .... of .... in the district of ....

.... as my/our Proxy to attend and vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company, to be held on Wednesday, March 27, 2002 or at any adjournment thereof.

Signed this .... day of 2002

Folio No.: .... DP ID No.* .... Client ID No.* ....

* Applicable for member holding shares in electronic form.

No. of Shares

Signature | Affix 30 Paise Revenue Stamp |

This form is to be used **In favour of / **against the resolution. Unless otherwise instructed, the Proxy will act as he thinks fit.

** Strike out whichever is not desired.

NOTES: (i) The Proxy must be returned so as to reach the Registered Office of the Company, Bombay House, 24, Homi Mody Street, Mumbai 400 001, not less than FORTY-EIGHT HOURS before the time for holding the aforesaid meeting.

(ii) Those members who have multiple folios with different jointholders may use copies of this Attendance Slip/Proxy.

TATA

Book Post

If not delivered, please return to :
Tata Share Registry Limited
Unit: Tata Engineering,
148, M. G. Road,
Fort, Mumbai - 400 001.

TATA INFOMEDIA LIMITED

TATA

Tata Engineering and Locomotive Company Limited

NOTICE

NOTICE IS HEREBY GIVEN THAT A GENERAL MEETING OF THE HOLDERS OF THE 7% SECURED CONVERTIBLE DEBENTURES OF TATA ENGINEERING AND LOCOMOTIVE COMPANY LIMITED, OF THE AGGREGATE FACE VALUE OF RS.415.77 CRORES, constituted and secured by mortgages, charges and securities created *inter alia* by the Debenture Trust Deed dated December 5, 2001 and as confirmed and declared by the Declaration of Trust dated December 5, 2001 made by the Company in favour of Infrastructure Development Finance Company Limited in their capacity as the Agent and Trustees for the benefit of the holders of the aforesaid Debentures, will be held on Wednesday, March 27, 2002 at 11.30 a.m. or soon thereafter the Extraordinary General Meeting of the Members of the Company convened on the same day at 10.00 a.m. is over at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020 for the purpose of considering and if thought fit, to pass with or without modification, the following resolution as a Special Resolution in accordance with the provisions contained in Schedule 9 to the said Trust Deed:

"RESOLVED that pursuant to the provisions of Sections 78, 100 and other applicable provisions, if any, of the Companies Act, 1956, Articles 68 and 199 of the Articles of Association of the Company and subject to the confirmation of the Hon'ble High Court of Judicature at Mumbai, an amount not exceeding Rs.1,180 crores out of the balance standing in the Securities Premium Account of the Company be utilised for adjustment of the balance of Miscellaneous Expenditure (to the extent not written off or adjusted) as at December 31, 2001 and accretions thereto during the period January 1, 2002 to March 31, 2002; balance as at December 31, 2001 of certain assets included under the head 'Capital Work in Progress' and variations, if any, of such balance during the period January 1, 2002 to March 31, 2002; and the diminution, other than temporary, in the value of certain financial investments.

"RESOLVED FURTHER that for the purpose of giving effect to the above Resolution and for removal of any difficulties or doubts, the Board of Directors of the Company (hereinafter referred to as 'the Board' which term shall be deemed to include any Committee or any person which the Board may nominate/constitute to exercise its powers, including the powers conferred under this Resolution) be and is hereby authorised to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary, expedient, usual or proper and to settle any question or difficulty that may arise with regard to utilisation/ adjustment of the Securities Premium Account including passing of such accounting entries and/or making such other adjustments in the books of account as are considered necessary to give effect to the above Resolution or to carry out such modifications /directions as may be ordered by the Hon'ble High Court of Judicature at Mumbai to implement the aforesaid Resolution".

NOTES:

(a) The relative Explanatory Statement pursuant to Section 173 of the Companies Act, 1956, in respect of the business set out above is annexed hereto.

(b) A DEBENTUREHOLDER ENTITLED TO ATTEND AND VOTE IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND THE PROXY NEED NOT BE A DEBENTUREHOLDER.

By Order of the Board of Directors
RATAN N TATA
CHAIRMAN

Mumbai, February 20, 2002

Registered Office :
Bombay House,
24, Homi Mody Street,
Mumbai - 400 001.

EXPLANATORY STATEMENT

The following Explanatory Statement, pursuant to Section 173 of the Companies Act, 1956, set out all material facts relating to the business mentioned in the accompanying Notice dated February 20 , 2002.

2 The Company, which is in the automotive products business, has continuously taken initiatives to restructure its operations with a view to keeping abreast of global trends for its products and technologies and thereby improve its financial performance. Some of the initiatives taken towards this objective include divestment from non-core operations, rightsizing of workforce, benchmarking and achievement of world-class quality in its products and processes, significant improvement in net working capital and cost reduction. These initiatives have helped the Company reduce its expense base by about Rs. 450 crores over the last 21 months. In the process, the Company has been successful in improving its financial performance, with an Operating margin of 8.5% in the third quarter of the current financial year, as against 4.4% in the corresponding quarter of the previous year.

3 In further pursuance of these operating initiatives, it is necessary that the Company also undertake a scheme for financial restructuring so as to further reduce its overall capital employed and operate with a leaner balance sheet base. The Company

Tata Engineering and Locomotive Company Limited

had, *inter alia,* incurred expenditure on product/process innovations and development, IT solutions and new operating systems, toolings and Early Separation Schemes. As the benefits from these expenses were expected to accrue only over a period of time, these would, in the normal course, get written off/amortised against the profits/losses arising from the operations of future years. To the extent these expenses were carried forward, they were classified under the head 'Miscellaneous Expenditure (to the extent not written off or adjusted)'.

The Company has also incurred capital expenditure on certain assets that are currently not used and/or are not expected to be used in future and therefore not expected to add economic value in the foreseeable future. Some of the factors that necessitate a reconsideration for the utilisation of these assets are technology changes, product changes, market trends and shift in customer preferences.

The Company considers it prudent to align certain financial investments to reflect their true and fair value. The Company has made an investment which is unlikely, in the long term, to provide the value at which it is currently carried in the books of account of the Company.

The balances of the above items in the aggregate as at December 31, 2001 with accretions/variations expected in the last quarter of the current financial year are estimated not to exceed Rs. 1,180 crores as under:

Miscellaneous Expenditure	:	Rs. 933 crores
Capital Work in Progress	:	Rs. 215 crores
Diminution in value of investment	:	Rs. 32 crores

4 Having regard to the substantial amount of Rs. 1,702.02 crores standing to the credit of the Securities Premium Account as on March 31, 2001 and in accordance with the provisions of Section 78 read with Section 100 of the Companies Act, 1956, the Board of Directors at their Meeting held on February 20, 2002, approved the application/utilisation of Securities Premium Account for setting off the above amounts in the aggregate not exceeding Rs. 1,180 crores. The Balance Sheet as on March 31, 2002 will incorporate the above adjustments, upon confirmation by the Hon'ble High Court of Judicature at Mumbai.

The Securities Premium Account, which will stand reduced to Rs. 522.02 crores with the proposed set-off, would increase to Rs. 873.82 crores as on March 31, 2002, on conversion of the fully Convertible Debentures recently issued by the Company.

5 The financial restructuring is expected to enhance shareholder value through improvement in future profitability and consequent increase in the Earnings per Share and Return on Capital Employed. The restructuring will also help the Company to represent better its operational efficiency improvements in the future years and the true shareholder value. The restructuring would also not have any major impact on the Book Value of the Company's shares as, for all practical purposes, the Miscellaneous Expenditure is deducted from the Net Worth while computing the Book Value.

6 The restructuring will also not cause any prejudice to the creditors of the Company. For the sake of clarity, it is specified that the reduction of capital does not involve either the diminution of any liability in respect of unpaid capital or the payment to any shareholder of any paid-up capital. The creditors of the Company are in no way affected by the proposed restructuring of the Share Capital as there is no reduction in the amount payable to any of the creditors, no compromise or arrangement is contemplated with the creditors and also there is no significant reduction in the security which the creditors may have in the assets of the Company. In any case, the asset cover ratio as convenanted by the Company in various agreements with secured lenders would continue to be maintained even after the proposed restructuring. Further, the proposed adjustment would not in any way adversely affect the ordinary operations of the Company or the ability of the Company to honour its commitments or to pay its debts in the ordinary course of business.

7 Article 68 read with Article 199 of the Articles of Association of the Company provide for the reduction in capital and application/utilisation of the Securities Premium Account in accordance with the provisions of the Act.

8 The Resolution proposed is subject to the confirmation of the Hon'ble High Court of Judicature at Mumbai.

9 The Directors commend the Resolution for acceptance by the Debentureholders.

10 None of the Directors of the Company are interested in the proposed Resolution, except to the extent that the adjustment/set off pertain to expenses/investments relating to companies in which they may be directors.

By Order of the Board of Directors

RATAN N TATA
CHAIRMAN

Mumbai, February 20, 2002

Registered Office :
Bombay House,
24, Homi Mody Street,
Mumbai - 400 001.

TATA ENGINEERING

Tata Engineering and Locomotive Company Limited
Registered Office: Bombay House, 24, Homi Mody Street, Mumbai - 400 001.

Attendance Slip

Debentureholders attending the Meeting in person or by Proxy are requested to complete the attendance slip and hand it over at the entrance of the meeting hall.

I hereby record my presence at the GENERAL MEETING of the holders of the 7% Secured Convertible Debentures of the Company at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai-400 020, at 11.30 a.m. on Wednesday, March 27, 2002.

....
Full name of the Debentureholder (in block letters) Signature

Folio No.: .... DP ID No.* .... Client ID No.* ....
* Applicable for Debentureholder holding debentures in electronic form.

....
Full name of the proxy (in block letters) Signature

NOTES : 1. Debentureholder/Proxyholder wishing to attend the meeting must bring the Attendance Slip to the meeting.
2. Debentureholder/Proxyholder desiring to attend the meeting should bring his copy of the Notice for reference at the meeting.

TATA ENGINEERING

Tata Engineering and Locomotive Company Limited
Registered Office: Bombay House, 24, Homi Mody Street, Mumbai - 400 001.

Proxy

I/We ....

of .... in the district of .... being

a Debentureholder/Debentureholders of the above named Company, hereby appoint ....

.... of .... in the district of .... or failing

him .... of .... in the district of ....

.... as my/our Proxy to attend and vote for me/us and on my/our behalf at the General Meeting of the holders of the 7% Secured Convertible Debentures of the Company, to be held on Wednesday, March 27, 2002 or at any adjournment thereof.

Signed this .... day of 2002

Folio No.: .... DP ID No.* .... Client ID No.* ....
* Applicable for Debentureholder holding Debenture in electronic form.

No. of Debenture

Signature

Affix 30 Paise Revenue Stamp

This form is to be used **In favour of / **against the resolution. Unless otherwise instructed, the Proxy will act as he thinks fit.

** Strike out whichever is not desired.

NOTES: (i) The Proxy must be returned so as to reach the Registered Office of the Company, Bombay House, 24, Homi Mody Street, Mumbai 400 001, not less than FORTY-EIGHT HOURS before the time for holding the aforesaid meeting.

(ii) Those Debentureholders who have multiple folios with different jointholders may use copies of this Attendance Slip/Proxy.

TATA

Book Post

If not delivered, please return to :
Tata Share Registry Limited
Unit: Tata Engineering,
148, M. G. Road,
Fort, Mumbai - 400 001.